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                          July 28, 2020

       Brian Murphy
       Chief Executive Officer
       NanoVibronix, Inc.
       525 Executive Boulevard
       Elmsford, New York 10523

                                                        Re: NanoVibronix, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 21, 2020
                                                            File No. 333-239965

       Dear Mr. Murphy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences